EXHIBIT 99.1

Yamana Reports Significant Exploration Results Supporting Mine Life Extensions at Jacobina and El Peñón, Including New Secondary Veins and Extensions of Primary Vein Systems at El Peñón

Download a PDF of detailed drill hole results for Jacobina
Download a PDF of detailed drill hole results for El Peñón

TORONTO, May 19, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today provided an update on exploration results for the Jacobina and El Peñón mines. Results at both operations continued to show growth in mineral reserves and mineral resource through year-end 2019 with additional promising new exploration results in the first quarter of 2020.

Exploration Highlights, Jacobina

  Exploration at Jacobina in the second half of 2019 through the first quarter of 2020 expanded higher grade zones in Canavieiras Sul, both down dip and along strike to the north towards Canavieiras Central, providing significant expansion of the known mineralized zone in the highest grade sector of the mine.

  Drilling down plunge of known high grade mineralization at Morro do Vento intercepted higher grades over good widths indicating excellent mineral resource expansion potential in this sector.

  Exploratory drilling continues to demonstrate the potential of the João Belo Sul area adjacent to the João Belo mine, as well as at Morro da Viuva, located about one kilometre north of Canavieiras.

  Surface exploration in the Serra Branca target area, located 12 kilometres north of Canavieiras, has returned significant gold results from surface sampling along a strike length of more than 2.0 kilometres.

Significance

The exploration results, at minimum, support the extended mine plan scenario (“Extended Case”) highlighted in the Company’s recent announcement on the Phase 2 expansion of Jacobina (see press release dated May 6, 2020, available on the Company’s website at www.yamana.com). The Extended Case, which considers the addition of 9.5 million tonnes of plant feed, based on conversion of current mineral resources, with an average grade of 2.40 grams of gold per tonne (“g/t”), is the Company’s new base case. Mine life under this scenario is forecast at 14.5 years, however, Jacobina has a long track record of increasing mine life and the latest exploration results underscore the likelihood that mine life will increase further under the Extended Case scenario at the contemplated throughput of 8,500 tonnes per day (“tpd”). In addition, these results highlight the potential to bring higher grade areas into production earlier in the operation’s mine life.

Exploration Highlights, El Peñón

  Drilling at El Peñón in the fourth quarter of 2019 through the first quarter of 2020 intercepted encouraging mineralization at depth below existing mineral resources at the Bonanza, Sorpresa, and Pampa Campamento veins, as well as along strike at the Esmeralda vein, with all four veins demonstrating excellent potential for further mineral resource growth.

  Drilling at depth below mineral resources at Pampa Campamento has delivered good results, including drill hole UIP0003 with 6.0 g/t of gold and 189 g/t of silver over a horizontal width of 2.1 metres. At the Bonanza vein, deeper drilling in widely-spaced holes has also returned encouraging results, including hole UEB0028, with 9.1 g/t of gold and 167 g/t of silver over a horizontal width of 1.1 metres.

  Exploration drilling in 2019 on the Sorpresa vein demonstrated mineralization in a gap in mineral resources, where both infill drilling and testing in the area down plunge has returned promising results.

  At the Esmeralda vein, a secondary vein parallel to the prolific Bonanza structure, drilling has indicated good potential for extensions to the south of known mineral reserves.

  Surface exploration in the El Peñón district continued to generate drill targets for further exploration, such as the Cerro Seco area, a new zone located immediately adjacent to the core mine vein system that may reflect a continuation of the same vein geometry as the core mine.

Significance

The discovery of new secondary veins along with extensions and offshoots of primary veins further underscore the resilience and potential of the vein system at El Peñón. The results support the Company’s view that mine life will exceed current mineral reserves and is at least consistent with the Strategic Life of Mine of at least 10 years. Furthermore, because El Peñón has excess plant capacity, the discovery of extensions of primary vein structures provides flexibility to process more tonnage at higher grades, which would increase annual production.

Jacobina Exploration Update

Exploration drilling at Canavieiras Sul in the second half of 2019 and the first quarter of 2020 expanded the known zones by 125 metres down dip, and infill drilling in 2020 is expected to provide new mineral resources with excellent intercepts in the LU, MU, and LVLPC reefs. Notable results include the following estimated true width intervals: 10.5 g/t of gold over 5.4 metres (CAS492); 5.3 g/t of gold over 3.4 metres (CAS473); 4.8 g/t of gold over 4.2 metres (CAS471); 3.4 g/t of gold over 9.5 metres (CANEX60A); and 3.4 g/t of gold over 2.7 metres (CANEX86).

Along strike to the north, exploratory drilling towards Canavieiras Central yielded several new narrow but higher grade intercepts along a 300-metre-long extension of this high grade zone in the Maneira and LU reefs, including the following estimated true width intervals: 8.7 g/t of gold over 0.4 metres (CANEX50) and 5.6 g/t of gold over 0.4 metres (CANEX59).  See Figure 2 for additional results.

Successful infill drilling on Canavieiras Central continues to generate higher grade results in the LU, MU, and LVLPC reefs with the following estimated true width intercepts: 54.7 g/t of gold over 3.0 metres (CANEX79); 6.7 g/t of gold over 3.9 metres (CANEX75); and 18.3 g/t of gold over 4.9 metres (CANEX55). Along strike to the south, exploration drilling towards Canavieiras Sul confirmed the presence of the MU reef, with an estimated true width intercept of 18.0 g/t of gold over 3.9 metres (CANEX87), opening up 180 metres of strike potential, as well as indicating down plunge continuity, to be explored. See Figure 2 and Table 1 for these and additional results. These results will also be incorporated in the updated mineral resources by year-end.

The Morro do Vento sector also continues to provide excellent results and show high potential as a new area for mineral reserve growth. Ongoing exploration drilling on a high grade shoot at Morro do Vento has defined the down plunge continuation of the Main, Hangingwall, and Footwall reefs with the following estimated true width intercepts: 7.4 g/t of gold over 5.5 metres (MVTEX46); 8.4 g/t of gold over 2.3 metres (MVTEX32); and 4.9 g/t of gold over 3.3 metres (MVTEX43). See Figure 3 and Table 1 for additional results.

Exploratory drilling continues to demonstrate the potential of the João Belo Sul area adjacent to the João Belo mine, as well as at Morro da Viuva, located about one kilometre north of Canavieiras, extending the known mineralized envelope to both the north and south of the Jacobina mine. See Figures 1 and 4 and Table 1 for additional results.

Surface exploration in the Serra Branca target area, located 12 kilometres north of Canavieiras, has returned significant gold results from surface sampling along a strike length of more than 2.0 kilometres, advancing this area to the drill-ready stage. The Serra Branca target is part of the larger, highly prospective Jacobina Norte project, which is located in close proximity to existing Jacobina mine infrastructure. See Figure 5 for Serra Branca results.

Overall, these exploration and infill drilling results suggest a significant expansion of both mineral reserves and mineral resources within the Canavieiras and Morro do Vento sectors by the end of 2020, while new potential in the João Belo and Morro da Viuva sectors indicate excellent potential for expansion of inferred mineral resources.

The results, at minimum, support the Extended Case scenario highlighted in the Company’s recent announcement on the Phase 2 expansion of Jacobina (see press release dated May 6, 2020, available on the Company’s website at www.yamana.com). The Extended Case, which includes 9.5 million tonnes of additional plant feed with an average grade of 2.40 g/t of gold, based on conversion of current mineral reserves, is the Company’s new base case. Under this scenario, the after-tax net present value (“NPV”)(1) increases to $993 million assuming a $1,250 per ounce gold price and a BRL/USD exchange rate of 4.0:1. NPV(1) increases to $1.78 billion at a gold price of $1,550 per ounce and a 5.0:1 BRL/USD exchange rate. While the Phase 2 pre-feasibility study shows a mine life of 14.5 years for the Extended Case, Jacobina has a long track record of increasing mine life and the latest exploration results underscore the likelihood that mine life will increase further under the Extended Case scenario at the 8,500 tpd throughput contemplated in the Phase 2 expansion. In addition, these results highlight the potential to bring higher grade areas into production earlier in the operation’s mine life.

Figure 1: Jacobina Location Map Showing Main Target Areas and Mines. Star Symbol Indicates Location of Mine Plant Facility
https://www.globenewswire.com/NewsRoom/AttachmentNg/7e230478-0913-4fad-8fb7-dfaa8c08907e

Figure 2: Jacobina Canavieiras Long Section Highlighting Recent Drilling Results
https://www.globenewswire.com/NewsRoom/AttachmentNg/4e3aedde-26f4-48bb-a71d-9fdce464b5bc

Figure 3: Jacobina Morro do Vento Long Section Highlighting Recent Drilling Results
https://www.globenewswire.com/NewsRoom/AttachmentNg/f4a90fc1-1b13-466f-9d46-a9c0af76de09

Figure 4: Jacobina João Belo Long Section, With Recent and Historic Drilling Highlights
https://www.globenewswire.com/NewsRoom/AttachmentNg/bc861698-5e7a-4fc3-9b75-398522fd8d4b

Figure 5: Jacobina Plan Map of Serra Branca Target Area, Showing Simplified Geology and Recent Surface Rock Sample Geochemistry (Au g/t) and Select Historic Drilling Results. (The Serra Branca Target is Located Within the Larger Jacobina Norte Project)
https://www.globenewswire.com/NewsRoom/AttachmentNg/565e4f65-b04a-41ab-8ffb-5a6ff8d787b7

Table 1: Jacobina New Drill Intercepts, Canavieiras Central, Canavieiras Sul, João Belo Sul and  Morro do Vento, Select for Intervals Greater Than 2.5 g/t Gold Over Diluted Width of 3.0 metres.

Hole	Including	Sector	Reef	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)
CANEX79		Canavieiras Central	LU	334.02	338.00	3.98	2.95	54.71
CANEX55		Canavieiras Central	LU	209.88	215.00	5.12	4.93	18.28
CANEX87		Canavieiras Central	MU	358.00	362.20	4.20	3.88	18.01
CANEX51		Canavieiras Central	MU	273.05	279.00	5.95	4.29	11.01
CANEX46		Canavieiras Central	MU	185.95	189.50	3.55	2.99	11.96
CANEX65		Canavieiras Central	MU	249.82	255.50	5.68	4.89	5.85
CANEX75		Canavieiras Central	LU	316.63	322.00	5.37	3.99	6.72
CANEX49		Canavieiras Central	MU	252.61	256.97	4.36	3.54	7.39
CANEX72		Canavieiras Central	LVLPC	253.50	256.23	2.73	2.59	8.90
CANEX84		Canavieiras Central	LVL	270.05	276.50	6.45	6.18	3.47
CANEX56		Canavieiras Central	LVLPC	242.50	246.00	3.50	2.93	5.22
CANEX69		Canavieiras Central	QTO_MU	85.32	91.52	6.20	4.15	2.63
CANEX58		Canavieiras Central	MU	288.00	292.50	4.50	1.64	6.48
CAS492		Canavieiras Sul	MU	131.47	137.30	5.83	5.36	10.50
CANEX60A		Canavieiras Sul	LVLPC	82.79	96.71	13.92	9.52	3.43
CAS471		Canavieiras Sul	LVLPC	89.28	93.50	4.22	4.18	4.78
CAS473		Canavieiras Sul	MU	99.50	104.50	5.00	3.40	5.25
CANEX78A		Canavieiras Sul	MU	65.50	69.04	3.54	3.36	3.85
CANEX61		Canavieiras Sul	MU	86.79	89.60	2.81	2.35	5.27
CANEX68		Canavieiras Sul	LVLPC	76.36	79.64	3.28	3.13	3.83
CANEX54		Canavieiras Sul	LU	174.77	180.00	5.23	3.85	3.11
CANEX86		Canavieiras Sul	LVLPC	18.00	21.11	3.11	2.68	3.39
CANEX50		Canavieiras Sul	MAN	312.00	323.00	11.00	0.41	8.72
CANEX59		Canavieiras Sul	MAN	213.82	222.98	9.16	0.42	5.57
MVTEX46		Moro do Vento	MR	205.50	208.50	3.00	2.50	4.97
MVTEX46		Moro do Vento	FW	250.00	256.42	6.42	5.54	7.43
MVTEX34		Moro do Vento	HW	73.94	76.48	2.54	1.34	15.62
MVTEX32		Moro do Vento	MR	116.47	123.48	7.01	2.34	8.40
MVTEX43		Moro do Vento	HW	262.56	267.25	4.69	3.28	4.93
MVTEX047		Moro do Vento	HW	177.67	179.01	1.34	1.21	9.12
		Moro do Vento	FW	286.50	292.00	5.50	4.85	3.12
	incl.	Moro do Vento	FW	291.38	292.00	0.62	0.55	17.47
MVTEX30		Moro do Vento	FW	294.00	299.50	5.50	2.36	6.36
MVT1641		Moro do Vento	MR	104.46	107.59	3.13	1.90	5.38
JBEX009		João Belo Sul	LMPC	435.05	442.71	7.66	7.02	3.17
	incl.	João Belo Sul	LMPC	435.05	439.00	3.95	3.62	5.14
JBEX012		João Belo Sul	LMPC	410.47	417.00	6.53	3.38	4.11
	incl.	João Belo Sul	LMPC	410.47	413.69	3.22	1.58	6.52
JBEX014		João Belo Sul	LMPC	407.26	410.00	2.74	2.04	4.13

El Peñón Exploration Update

New drill results on the Pampa Campamento, Bonanza, and Sorpresa veins have all indicated potential to extend to depths either below low-angle fault offsets or in the footwall to the Peñón rhyolite. Drill intercepts on the Esmeralda vein, a secondary vein parallel to the prolific Bonanza structure, have indicated good potential for extensions south of known mineral reserves.

Drilling at depth below current mineral resources at Pampa Campamento has delivered good results, including the following intercepts reported over the following horizontal widths: 6.0 g/t of gold and 189 g/t of silver over 2.1 metres (UIP0003); and 6.9 g/t of gold and 55 g/t of silver over 1.0 metres in (UEP0014). These intercepts open up over 100 metres of strike extending at depth. See Figure 7 for additional drill results.

Drill hole UEB0026, which tested the deeper parts of the Bonanza/Aleste vein system below the favourable Peñón rhyolite, intersected 19.0 g/t of gold and 50 g/t of silver over a horizontal width of 0.73 metres (11.5 g/t of gold and 30 g/t of silver diluted over a minimum mining width of 1.2 metres). Drill hole UEB0028, which intersects the Bonanza/Aleste vein 500 metres to the south of UEB0026, returned 9.1 g/t of gold and 167 g/t of silver over a horizontal width of 1.1 metres, opening up significant potential for further mineralization at depth in this highly productive vein structure. The Bonanza/Aleste vein structure was the last primary vein structure discovered and developed by the Company and, as such, a discovery of a meaningful extension would be significant and very prospective.  As a very high grade vein structure, Bonanza/Aleste produced 1.12 million ounces of gold and 20.92 million ounces of silver (approximately 1.4 million gold equivalent ounces using the prevailing gold to silver ratio of the time) from 2009 through early 2018. See Figure 8 for additional drill results.

Exploration drilling in 2019 on the Sorpresa vein demonstrated mineralization in a gap in mineral resources in this vein, while infill drilling and testing of the area down plunge returned promising results, including some holes with wider mineralized intervals, such as: SSI0062, returning 5.9 g/t of gold and 342 g/t of silver over a horizontal width of 4.9 metres and drill hole SSI0064 with 7.0 g/t of gold and 287 g/t of silver over a horizontal width of 1.8 metres. These targets remain open at depth and will be further drill tested during 2020. See Figure 9 for additional drill results.

Esmeralda is a secondary vein adjacent to Bonanza that, to date, has demonstrated limited down dip extent, but recent drilling indicates that the structure remains open along strike with stepouts to the south. Results include hole SEE0016 with 8.6 g/t of gold and 333 g/t of silver over a horizontal width of 0.7 metres (5.0 g/t of gold and 194 g/t of silver diluted over a minimum mining width of 1.2 metres). See Figure 10 for additional details. Infill drilling 400 metres to the north continues to produce good results in Esmeralda Central as shown in Table 2.

Surface exploration at El Peñón has expanded since the start of the fourth quarter with soil and rock sampling and mapping of select targets originally generated by a machine learning study completed in 2019. Soil anomalies with gold and pathfinder metals are helping generate drill targets for further exploration, such as the Cerro Seco area, a new zone located immediately adjacent to the core mine vein system. See Figure 11 for a diagram of Cerro Seco soil geochemistry and proposed drill holes. This anomaly, in an area previously considered to have low potential, may reflect a continuation of the en-echelon core mine vein system.

The discovery of new secondary veins along with extensions and offshoots of primary veins further underscore the resilience and potential of the vein system at El Peñón. The results support the Company’s view that mine life will exceed current mineral reserves and is at least consistent with the Strategic Life of Mine of at least 10 years. Furthermore, because El Peñón has excess plant capacity, the discovery of extensions of primary vein structures provides flexibility to process more tonnage at higher grades, which would increase annual production.

At El Peñón, with more than 5.0 million ounces of gold production to date, exploration efforts continue a 20-plus year history of replacing depletion and adding new mineral resources to this prolific asset. Exploration results through the end of the first quarter of 2020 indicate further exploration success can be anticipated.

Figure 6: El Peñón Property Location Map. Star Symbol Indicates Location of Mine Plant Facility.
https://www.globenewswire.com/NewsRoom/AttachmentNg/42e0f071-c1ed-4caf-8a23-1f42b046cfba

Figure 7: El Peñón, Pampa Campamento Vein Long Section.
https://www.globenewswire.com/NewsRoom/AttachmentNg/64d92e5e-961f-4328-b72a-fa9a867917ab

Figure 8: El Peñón Bonanza-Aleste Vein Long Section.
https://www.globenewswire.com/NewsRoom/AttachmentNg/2347cfe4-ed55-419c-ac4e-29f22a31db2c

Figure 9: El Peñón Sorpresa Vein Long Section
https://www.globenewswire.com/NewsRoom/AttachmentNg/232fe240-13e6-4315-a757-83e5204a0483

Figure 10: El Peñón Esmeralda NE Vein Long Section
https://www.globenewswire.com/NewsRoom/AttachmentNg/291f3ffd-7274-4390-b570-7a7f7ea09949

Figure 11: El Peñón Cerro Seco Soil Geochemistry (Au  g/t) Target Showing Proposed Drill Holes.
https://www.globenewswire.com/NewsRoom/AttachmentNg/9d61f6df-eb40-4a67-ab83-dc3242d3ee7e

Table 2: El Peñón New Infill Drill Intercepts, Select for Intervals Greater Than 3.5 g/t Gold Over Diluted Mining Width of 1.2 Metres. (Widths Reported as Horizontal Mining Width Across the Vein.)

Hole	Sector	From (m)	To (m)	Interval (m)	Horizontal width (m)	Au (g/t)	Ag (g/t)
SPI0062	Pampa Campamento	314.00	315.10	1.10	0.88	5.10	8.9
SSI0062	Sorpresa	306.77	313.59	6.82	4.90	5.90	342.1
SSI0063	Sorpresa	373.05	374.24	1.19	0.94	5.90	393.6
SSI0064	Sorpresa	333.03	335.50	2.47	1.80	7.02	287.0
SSI0067	Sorpresa	351.24	351.69	0.45	0.40	34.88	973.0
SSI0069	Sorpresa	266.88	267.60	0.72	0.59	11.19	912.0
STI0159	Ventura	346.54	348.23	1.69	0.89	22.20	1439.1
UID0311	Dorada FW W	126.50	127.00	0.50	0.42	15.10	1189.0
UIE0040	Esmeralda Central	133.53	137.15	3.62	3.57	4.99	267.9
UIE0041	Esmeralda Central	146.73	150.00	3.27	2.80	5.30	218.2
UIE0042	Esmeralda Central	162.80	163.70	0.90	0.88	6.11	149.4
UIE0047	Esmeralda Central	172.49	173.87	1.38	1.32	13.80	613.7
UIE0049	Esmeralda Central	152.29	153.50	1.21	1.00	10.90	387.5
UIE0049	Esmeralda Central	166.15	167.35	1.20	0.98	7.00	289.2
UIO0091	Caserón 505	156.25	158.30	2.05	0.75	6.24	0.6
UIO0098	Caserón 470	233.25	235.55	2.30	1.20	5.30	21.6
UIU0025	Nueva Abundancia	70.74	72.50	1.76	1.20	58.80	3228.9
SRI0035	Nueva Providencia	69.35	70.30	0.95	0.65	7.90	123.6
STI0161	Ventura Oeste	383.00	384.40	1.40	1.00	4.50	127.5
UIP0003	Pampa Campamento	290.48	294.20	3.72	2.10	6.02	188.6
UIP0004	Pampa Campamento	182.50	185.10	2.60	1.30	5.30	151.6

Table 3: El Peñón New Exploration Drill Intercepts, Select for Intervals Greater Than 3.5 g/t Gold Over Diluted Mining Width of 1.2 Metres. (Widths Reported as Horizontal Mining Width Across the Vein.)

Hole	Sector	From (m)	To (m)	Interval (m)	Horizontal width (m)	Au (g/t)	Ag (g/t)
SEE0015	Esmeralda NE	264.50	266.00	1.50	0.76	6.20	307.0
SEE0016	Esmeralda NE	234.00	235.50	1.50	0.70	8.59	332.9
SNX0939	Discovery Wash	345.50	347.00	1.50	1.19	4.83	173.7
SOC0006	Caseron 505	164.50	167.00	2.50	1.05	108.37	142.5
UEB0026	Bonanza	211.00	212.40	1.40	0.73	18.90	50.0
UEM0010	Martillo Flat Este	140.25	143.53	3.28	1.00	12.80	732.0
UEP0010	Pampa Campamento	197.30	199.00	1.70	0.56	8.53	453.1
UEP0013	Pampa Campamento	104.50	106.00	1.50	1.02	15.00	101.0
UEP0014	Pampa Campamento	254.60	256.15	1.55	1.00	6.89	54.7
UEP0015	Pampa Campamento	178.40	179.00	0.60	0.48	8.98	5.8
UER0125	Providencia Norte	174.62	175.45	0.83	0.82	5.80	116.1
UEV0011	Angelina	53.40	55.00	1.60	1.24	11.50	22.0
UEB0028	Aleste	106.50	108.00	1.50	1.10	9.11	167.0

Qualified Persons

Scientific and technical information contained in this press release has been reviewed and approved by Henry Marsden (P. Geo. and Senior Vice President, Exploration). Mr. Marsden is an employee of Yamana Gold Inc. and a “Qualified Person” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Quality Assurance and Quality Control

Yamana incorporates a Quality Assurance and Quality Control (“QA/QC”) program for all of its mines and exploration projects which conforms to industry best practices.

Samples are transported in security sealed bags for preparation at ALS and SGS analytical laboratories, both ISO 9001:2008 and 17025 certified laboratories, except at Jacobina where sample preparation and primary analysis is completed on site. Gold is analyzed by gold fire assay with 30 grams or 50 grams aliquot and AAS finish. Samples over 5 g/t are re-analyzed by gravimetric finish methods. Silver is determined using a four acid digestion and AAS finish (ore level) and samples over 30g/t are re-analyzed by gravimetric finish methods. Five percent of all pulps are further checked by secondary certified laboratories (Intertek, SGS, SGS Geosol) using the same analytical methods.

All exploration diamond drill cores are split in half by mechanical spitting or core sawing and sampled at appropriate intervals for assay, except for small diameter drilling (BQ) from underground setups at Jacobina where core is logged, photographed and whole core submitted for assay. The remaining core, coarse reject and pulps are stored on-site in a secure location.

Quality assurance standards, duplicates, sterile and blanks are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in the secondary lab.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to exploration results at Jacobina and El Peñón, including growth in mineral reserves and mineral resource, promising new exploration results supporting the extended mine plan scenario at Jacobina and exceeding existing mine life of mineral reserves at El Peñón. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Parties’ expectations in connection with the expectations outlined above being met; the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver, zinc and molybdenum), currency exchange rates (such as the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, hedging programs, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to other investments, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks related to fiscal stability agreements, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Parties filings with applicable securities regulatory authorities and publicly available.  Although the Parties have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Parties undertake no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the expected plans and objectives with respect to the exploration results at Jacobina and El Peñón and may not be appropriate for other purposes.